Exhibit 99.2

SciSparc: Subsidiary NeuroThera Labs Pursues FDA Orphan Drug Designation For Adult Tourette Syndrome Drug; Engages Government and Public Affairs Firm RK Strategies

This strategic engagement is designed to strengthen NeuroThera’s U.S. market position, visibility among key U.S. federal stakeholders, reinforce the clinical and public-health importance of advancing new treatment options for adult Tourette Syndrome

TEL AVIV, Israel, Sept. 02, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that its subsidiary, NeuroThera Labs Inc. (TSXV: NTLX) ("NeuroThera"), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, today announced that it is pursuing U.S. Food and Drug Administration (“FDA”) Orphan Drug Designation covering SCI-110, its drug candidate for the treatment adults with Tourette Syndrome (“TS”), a rare condition that may qualify for Orphan Drug Designation.

To support and accelerate this regulatory pathway, NeuroThera has engaged RK Strategies, Inc. (“RK Strategies”), a U.S. government and public affairs consulting and lobbying firm focused primarily on healthcare issues.

This strategic engagement is designed to strengthen NeuroThera’s visibility among key federal stakeholders, reinforce the clinical and public-health importance of advancing new treatment options for adult TS, and help shape a policy environment that supports long-term market access and commercial success.  FDA Orphan Drug Designation is a meaningful regulatory and commercial opportunity for NeuroThera. This status is reserved for investigational therapies targeting rare diseases or conditions affecting fewer than 200,000 individuals in the United States. For a company advancing a first-in-class treatment for adult TS, the designation, if granted, can potentially materially strengthen the product’s market profile.

SCI-110 is NeuroThera’s proprietary cannabinoid-based therapeutic candidate uniquely formulated to combine dronabinol with palmitoylethanolamide (PEA) in a single oral dosage form. SCI-110 is designed to address a significant unmet need in adult TS by targeting both tic reduction and associated comorbid symptoms, while aiming to minimize side effects. NeuroThera recently advanced SCI-110 into the next stage of clinical development with the initiation of its Phase IIb program, now underway at three leading academic centers: the Yale Child Study Center in New Haven, Connecticut, USA; Hannover Medical School, Hannover, Germany; and Tel Aviv Sourasky Medical Center, Tel Aviv, Israel. This global footprint underscores the continuous growing clinical interest in cannabinoid-based approaches for neuropsychiatric disorders and reflects NeuroThera’s commitment to rigorous, multinational evaluation.

The Phase IIb program builds on Phase IIa results in which SCI-110 achieved an average tic reduction of 21% across the study population, as measured by the Yale Global Tic Severity Scale Total Tic Score. These findings provide early clinical validation of the drug’s mechanism and support its potential to become a differentiated therapeutic option in a market with limited effective treatments.

Together, the advancing clinical program, multinational trial execution, and potential efficacy signals position SCI-110 as a compelling late-stage asset with meaningful value-creation potential as NeuroThera progresses toward regulatory milestones and future commercialization.

RK Strategies is a government and public affairs consulting and lobbying firm founded in 2017 by Ryan Kane. The firm advises private and publicly traded companies in healthcare, pharmaceuticals, preparedness, biodefense, defense and technology, with a focus on engagement before U.S. policymakers and other stakeholders. RK Strategies’ work has included advising elected officials and supporting policy outcomes across healthcare preparedness and related areas.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer's disease and agitation; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses NeuroThera’s pursuit of Orphan Drug Designation for NeuroThera’s SCI-110; that the strategic engagement with RK Strategies is designed to strengthen NeuroThera’s visibility among key federal stakeholders, reinforce the clinical and public-health importance of advancing new treatment options for adult TS, and help shape a policy environment that supports long-term market access and commercial success; that Orphan Drug Designation can potentially materially strengthen the product’s market profile; the potential benefits, advantages and capabilities of SCI-110; significant unmet need in adult TS; that global footprint underscores the continuous growing clinical interest in cannabinoid-based approaches for neuropsychiatric disorders; SCI-110’s potential to become a differentiated therapeutic option in a market with limited effective treatments; and that the advancing clinical program, multinational trial execution, and potential efficacy signals position SCI-110 as a compelling late-stage asset with meaningful value-creation potential as NeuroThera progresses toward regulatory milestones and future commercialization. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, as amended on August 19, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055